SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

EXHIBITS

99.1	14 September 2009	Disposal
Brazilian National Defence Council approves iron ore mine transaction.

99.2	14 September 2009	Disposal
Rio Tinto divests 56 per cent of Cable division of Alcan Engineered Products.

99.3	21 September 2009	Disposal
Rio Tinto completes sale of Brazilian iron ore operations.

99.4	22 September 2009	Disposal
Rio Tinto to sell Alcan Composites

99.5	29 September 2009	Iron ore project
Mining Warden’s decision on the Rhodes Ridge Joint Venture lease.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name	Ben Mathews		Name	Ben Mathews
	Title	Secretary		Title	Assistant Secretary

Date 6 October 2009			6 October 2009